EXPENSE LIMITATION AGREEMENT

      THIS AGREEMENT, dated as of July 9, 2002, is made and entered into by and between ICON FUNDS, a business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust"), on behalf of its series, and MERIDIAN INVESTMENT MANAGEMENT CORPORATION, a Colorado corporation (the "Adviser").

      WHEREAS, the Adviser has been appointed the investment adviser of each ICON Fund listed on Schedule A attached hereto (each a "Fund" and collectively the "Funds"), pursuant to an Investment Advisory Agreement dated July 9, 2002, between the Trust, on behalf of each Fund, and the Adviser (the "Advisory Agreement");

      WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds;

      NOW THEREFORE, the Trust and the Adviser hereby agree as follows:

      1. The Adviser hereby agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and make any additional payments to the extent necessary to limit the total annual fund operating expenses (inclusive of management fees, Rule 12b-1 fees and other expenses; exclusive of brokerage costs, interest, taxes, dividends, litigation, indemnification, and extraordinary expenses (as determined under generally accepted accounting principles) ("Operating Expenses") for the period from the effective date of this Agreement to September 30, 2003, of each Fund to an annual rate (as a percentage of the Fund's average daily net assets) as set forth on Schedule A ("Expense Limit").

      2. The Trust agrees to pay the Adviser the amount of advisory fees that, but for Section 1 hereof, would have been payable by each Fund to the Adviser pursuant to the Advisory Agreement and reimburse any additional payments remitted by the Adviser (the "Deferred Expenses"), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the Operating Expenses of that Fund, without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) less than the Expense Limit for payments made through the period ending September 30, 2003. Furthermore, the amount of Deferred Expenses paid by a Fund in any subsequent month shall be limited so that the sum of (a) the amount of such payment and (b) the other Operating Expenses of the Fund do not exceed such rate as may be agreed upon from time to time for payments made after September 30, 2003.

      Deferred Expenses shall not be payable by a Fund to the extent that the amounts payable by it pursuant to the immediately preceding two sentences are not sufficient to pay such Deferred Expenses. All Deferred Expenses shall be made within three years after the year in which the Adviser incurred the expense. In no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

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

      3. This Agreement shall continue in effect until September 30, 2003, and from year to year thereafter unless terminated by the Adviser by giving thirty
(30) days advance written notice of termination to the Trustees of the Trust. Any termination shall not affect the obligation (including the amount of the obligation) of a Fund to repay amounts of Deferred Expenses with respect to periods prior to the date specified in such notice.

      4. A copy of the Declaration of Trust establishing the Trust is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Funds by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Funds.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


ICON FUNDS                            MERIDIAN INVESTMENT MANAGEMENT
                                      CORPORATION

By: /s/ Andra C. Ozols                By:  Craig T. Callahan

Name: Andra C. Ozols                  Name: Craig T. Callahan

Title: Vice President & Secretary     Title:  President


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                                   SCHEDULE A

                               Dated July 9, 2002



                                           Expense Limit
Fund Name                         Class C                  Class I

ICON Bond Fund                     1.90%                    1.30%
ICON Covered Call Fund             2.20%                    1.45%
ICON Equity Income Fund            2.20%                    1.45%
ICON Long/Short Fund               2.30%                    1.55%


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